Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2009
Earnings:
Income before provision for income taxes	$7,720
Equity in earnings of unconsolidated businesses	(256)
Dividends from unconsolidated businesses	429
Interest expense	1,712
Portion of rent expense representing interest	355
Amortization of capitalized interest	65

Earnings, as adjusted	$10,025

Fixed charges:
Interest expense	$1,712
Portion of rent expense representing interest	355
Capitalized interest	465

Fixed charges	$2,532

Ratio of earnings to fixed charges	3.96